EXHIBIT 2.2


		       PATENT LICENSE AGREEMENT

BETWEEN:

ETABLISSEMENTS PIERRE DELAMARE ET COMPAGNIE, a societe anonyme with a share capital of FF 250,000 having its registered office at Criquebeuf Sur Seine (27340) Pont-de-l'Arche, registered at the Commercial and Company's Registry of Louviers under the number B 665 650 289.

referred to in this Agreement as the "Grantor,"

AND

DELSOPAK, a societe anonyme with a share capital of FF 15,000,000 having its registered office at Route d'Elbeuf 27340 Criquebeuf-sur-Seine, Pont de l'Arche, registered at the Commercial and Company's Registry of Louviers under the number B 393 380 597.

referred to in this Agreement as the "Licensee."

AND

MR. PIERRE DELAMARE, born on 11 July 1937 in
Criquebeuf-sur-Seine, of French nationality, residing at 31
Chemin des Forrieres 27340 Criquebeuf-sur-Seine.

IT HAS BEEN RECITED AS FOLLOWS:

The Grantor has the ownership and free possession of the patents set out in the list attached in Annex 1 to this agreement, hereafter referred to as the "Patents."

The Licensee is aware of certain disputes relating to the Patents, the nature of which has been disclosed to it in writing.

The Licensee has shown interest for, and has the capacity to produce and to market the devices which form the subject matter of the Patents and wishes therefore to be able to use the Patents by way of an exclusive license and to enjoy a purchase option for the duration of the license. The Licensee is also particularly interested in the know-how and technical knowledge necessary for the use of the Patents. The amount of the fee set at ten million French Francs net of value added tax (VAT) has been calculated and agreed by the parties in full knowledge of the above and in particular of the disputes referred to above and shall remain due whatever the settlement of the said disputes.

	The Grantor agrees to grant to the Licensee a license under the terms and conditions set out hereafter.

AS A RESULT, THE PARTIES HAVE AGREED AS FOLLOWS:

ARTICLE 1 - LICENSE FOR USE OF PATENTS

The Grantor hereby grants to the Licensee, acting as its exclusive licensee, the right to use, to manufacture and to market in the Territory (as defined in Article 2), the devices which form the subject matter of the Patents set out above.

The Licensee shall have the right, but not the obligation, to use or not to use the Patents over all or part of the Territory granted.

The Grantor undertakes to provide at no cost to the Licensee all elements of information and technical knowledge in its possession, together with any know-how necessary for the use of the Patents which form the subject matter hereof.

Furthermore, the Grantor undertakes to deliver to the Licensee at no cost, promptly after signature of this Agreement, all documents, plans, or notices necessary for the taking of possession by the Licensee of the know-how and technical knowledge for the use of the Patents.

The Grantor shall refrain from using, manufacturing, and marketing in the Territory the devices which form the subject matter of the Patents set out above, together with any technical knowledge and any know-how associated with the subject matter of the Patents for the duration of the exclusivity granted hereby to the Licensee.

The Grantor declares that it has terminated as at the date hereof the exclusive license for use which it granted on 10 February 1987 to its subsidiary, DELAMARE SOVRA, by a mutual agreement with the latter and guarantees the Licensee (i) against any claim from DELAMARE SOVRA, and (ii) except as otherwise disclosed in writing, that there is no pending dispute on the Patents and at the date hereof, the Patents are not subject to any pending annulment proceedings in the countries where the Patents have been filed.

ARTICLE 2 - TERRITORY

This license is granted and accepted for the territories covered by the Patents which are in force at the date hereof (the
"Territory").

ARTICLE 3 - DURATION

This Agreement shall take effect from the date of execution by the parties.

Except in the event of early termination under the conditions set out hereafter, this patent license is granted for a duration corresponding to the duration of the validity of one of the Patents which shall expire the latest, it being specified that this Agreement shall not remain in force in a given country of the Territory beyond the date of expiry of the Patent registered in such a country.

ARTICLE 4 - FEE

4.1 In consideration for this license, the Licensee undertakes to pay to the Grantor a fee consisting of a total lump sum of ten million French Francs (FRF 10,000,000) net of VAT.

4.2 Half of the sum, five million French Francs (FRF 5,000,000) net of VAT ("the First Instalment") is paid by the Licensee upon execution of this Agreement by delivery of a certified cheque. The remaining five million French Francs (FRF 5,000,000) net of VAT ("the Second Instalment") shall be due on the expiry of a period of two years from execution of this Agreement, and the Licensee shall have the option of settling the Second Instalement by way of payment in kind of shares in SEALED AIR CORPORATION, a Delaware corporation (hereafter referred to as "SEALED AIR"). The number of shares to be transferred shall be calculated in accordance with the terms set out in Article 8 of this Agreement. With regard to the delivery of SEALED AIR shares to the Grantor for the settlement of the Second Instalment, the Grantor and SEALED AIR have entered into a separate agreement which is set forth in Annex 2 of this Agreement.

4.3 The Licensee provides to the Grantor a bank guarantee (as set forth in Annex 3 of this Agreement) in respect of the Second
    Instalment. The costs of such bank guarantee shall be borne as to half by the Licensee and half by the Grantor.

ARTICLE 5 - TRANSFER AND SUB-LICENSE

This Agreement may not be subject to any transfer by the Licensee without the express written agreement of the Grantor, save for transfers granted in favour of affiliated companies of the Licensee.

This Agreement may be subject to sub-licenses in favour of third parties.

The Licensee shall remain, in the two situations envisaged above in this Article 5, jointly liable to the Grantor for the proper performance of its obligations under this Agreement.

This Agreement may not be subject to any transfer by the Grantor without the express written agreement of the Licensee.

ARTICLE 6 - IMPROVEMENTS

If, during the period of the validity of this Agreement, improvements of any nature whatsoever are made or acquired by the Grantor in relation to any or all of the elements of one or the other Patent, such improvements shall be considered to be the property of the Grantor.

The Grantor undertakes to inform the Licensee of such improvements.

The license granted hereunder shall automatically be extended to all such improvements, without any increase in the fee arising as a result.

All improvements made by the Licensee shall be considered as the property of the Licensee which may, if it so desires, file patent application at its own expense.

ARTICLE 7 - PURCHASE OPTION

The Licensee shall have the option for the duration of this Agreement to acquire the Patents under the following conditions:

7.1 The Licensee shall notify the Grantor that it intends to exercise the option granted hereunder. The transfer shall take place within 60 days of the said notification.

7.2 If the purchase occurs before the expiry of the term of the two years provided for the payment of the Second Instalment, the Licensee shall have the option to exercise its purchase option for a total price of five million and one hundred French Francs (FRF 5,000,100) net of VAT, which it may, at its option, settle by way of payment in kind of SEALED AIR shares.

    The number of SEALED AIR shares to be delivered to the Grantor shall be calculated in accordance with the terms set out in article 8 of this Agreement.

7.3 If the purchase occurs after the expiry of the term of the two years, and payment of the Second Instalment, the Licensee shall have the option to acquire the Patents for a total price of one hundred French Francs(FRF 100) net of VAT.

7.4 The transfer of the Patents to the Licensee shall bring an end to this license, except for the Grantor's obligations provided for in Article 1 paragraph 5 of this Agreement.

ARTICLE 8 - CALCULATION OF THE NUMBER OF SHARES IN SEALED AIR
	    CORPORATION

8.1 The number of whole shares of Sealed Air's Common Stock, par value of 0.01US$ per share ("Sealed Air Common Stock"), to be delivered to the Grantor in settlement of the fee set out in Article 4 or of the price of the Patents set out in
     Article 7 of this Agreement, if Delsopak so decides, shall be calculated by multiplying the amount due in French Francs by the Exchange Rate (as defined hereafter) and by dividing the amount so obtained by the Average Closing Market Price (as defined hereafter) and rounding the quotient to the nearest whole share.

     The term "Average Closing Market Price" shall mean the average of the closing market prices for Sealed Air Common Stock as reported in the "Wall Street Journal" for each of the five days on which such shares are traded on the New York Stock Exchange ("Trading Days") immediately preceding the date which is five Trading Days before the date on which the payment of the fee (pursuant to article 4) or of the purchase price of the Patents (pursuant to Article 7) shall be made.

     The term "Exchange Rate" shall mean the "spot" rate of exchange at which the US Dollar is convertible into French Francs as reported in the "Wall Street Journal" at the close of business on the date on which the Average Closing Market Price is determined.

8.2 No fractional Sealed Air shares shall be delivered to the Grantor in settlement of the fee set out in Article 4 or of the price set out in Article 7 of this Agreement. If a fractional share of Sealed Air Common Stock results from the calculation set out in 8.1. above, the Grantor shall be entitled to receive, in lieu thereof, an amount of cash, in French Francs, calculated by multiplying the Average Closing Market Price (expressed in French francs) by the fraction of a share of Sealed Air Common Stock to which it would otherwise have been entitled.

ARTICLE 9 - ENFORCEABILITY-VALIDITY OF PATENTS

The parties agree that Patents granted under license hereunder shall be maintained in force by the Grantor, and the Licensee shall be responsible for the payment of any maintenance fees or similar charges.

The Licensee and the Grantor undertake not to request that this Agreement be declared null and void or terminated in the event that one or other of the Patents are cancelled.

ARTICLE 10 - INFRINGEMENT - PROCEEDINGS

In the event that infringements should occur over the territories granted to the Licensee, the Grantor, at the request and expense of the Licensee, undertakes to commence proceedings against the guilty party.

In such a case, the Licensee shall have the option of joining itself to such proceedings in order to obtain compensation for the damages which it will have borne due to the said infringements.

In the event that the Grantor does not start proceedings against third parties within thirty (30) days of the written request sent to it by the Licensee, the Licensee shall have the right to start such proceedings at its own expense.

In any event, the expenses and indemnities or other receipts which will be derived from the above proceedings will be borne by/attributed to the Licensee exclusively.

In connection with any action set out under this Article 10, each of the parties shall, at the request of the other, provide at no cost any relevant information that it has in its possession, sign any document or paper that is necessary or useful, and give its assistance to the other.

ARTICLE 11 - TERMINATION

The Licensee may terminate this Agreement at any moment if (i) the Grantor does not carry out its contractual obligations, one month after a formal demand to comply with the same has been notified by registered letter with acknowledgement of receipt or a writ served by bailiff remains unanswered, or (ii) the Grantor, having been declared insolvent, is obliged to cease trading definitively.

The Grantor may terminate this Agreement only if (i) the Licensee does not pay the Second Instalment, one month after a formal demand to comply with the same has been notified by registered letter with acknowledgement of receipt or a writ served by bailiff remains unanswered, or (ii) the Licensee, having been declared insolvent, is obliged to cease trading definitively.

The termination of this Agreement, under this article, shall be effected by registered letter with acknowledgement of receipt or by writ served by bailiff and shall take effect as law upon first presentation without any other formality.

This termination shall be without prejudice to any damages and interest thereon, nor to any rights and actions that the party instituting the termination may have against the other party.

ARTICLE 12 - GOVERNING LAW

This Agreement is governed by French law.

ARTICLE 13 - SETTLEMENT OF PROCEEDINGS

Any dispute arising under this Agreement that is not resolved by negotiation between the parties shall be submitted to arbitration in accordance with the arbitration rules of the International Chamber of Commerce. Any such arbitration shall be held in Paris. The award of the arbitrator in any such proceeding shall be binding on the parties.

ARTICLE 14 - FORMALITIES

All relevant authorities are given to the bearer of an original of this Agreement in order to carry out any formalities required by law and in particular registration at the Registry of Patents.

Made in four copies

On May 9, 1994

At Paris

For ETABLISSEMENTS PIERRE DELAMARE ET CIE

For DELSOPAK

Pierre DELAMARE


				 ANNEX 2



				AGREEMENT


BETWEEN:

SEALED AIR CORPORATION, a Delaware corporation, United States of
America (hereafter referred to as "Sealed Air").


AND

ETABLISSEMENTS PIERRE DELAMARE ET COMPAGNIE, a societe anonyme with a share capital of FRF 250,000 having its registered office at Criquebeuf Sur Seine (27340) Pont-de-l'Arche, (hereafter referred to as "Etablissements P. Delamare").


WHEREAS

Pursuant to a license agreement (hereafter referred to as the "License Agreement") dated May 9, 1994, Etablissements P. Delamare has granted to DELSOPAK, a French company having its registered office at Route d'Elbeuf, 27340 Criquebeuf-sur-Seine, Pont de l'Arche, (hereafter referred to as "Delsopak"), acting as exclusive licensee, the right to use, to manufacture and to market in the Territory (as defined in the License Agreement) the processes and devices which form the subject matter of the Patents (as defined in the License Agreement). This exclusive license has been granted for a flat fee of ten million French Francs (FRF 10,000,000) net of VAT. The fee is payable in two instalments of five million French Francs (FRF 5,000,000) net of VAT each. The second instalment, which is payable on the second anniversary date of the date of signature of the License Agreement, may at the option of Delsopak be settled in Sealed Air shares (hereafter referred to as the "Sealed Air Shares").

Etablissements P. Delamare and Sealed Air set out herein the conditions under which the Sealed Air Shares may be delivered to Etablissements P. Delamare.


NOW, THEREFORE, IT IS AGREED AS FOLLOWS:

1.   Representations and Warranties of Etablissements P. Delamare

     (a) Etablissements P. Delamare has received (i) a copy of Sealed Air's Annual Report on Form 10-K as filed with the Securities and Exchange Commission (without the exhibits thereto), and of Sealed Air's Annual Report to Stockholders, each for the year ended December 31, 1992; (ii) a copy of Sealed Air's Proxy Statement dated March 31, 1993 for the Annual Meeting of Sealed Air's stockholders held on May 21, 1993; and (iii) a copy of Sealed Air's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1993, and Etablissements
	  P. Delamare has had access to such other public information regarding the business and financial affairs of Sealed Air as Etablissements P. Delamare has deemed necessary to enable Etablissements P. Delamare to make an informed investment decision with respect to the acquisition of Sealed Air Shares.

     (b) Etablissements P. Delamare has such experience in business and financial matters so as to be able to evaluate independently the merits and risks of an investment in the Sealed Air shares, and Etablissements
	  P. Delamare is able to bear the economic risk of an investment in the Sealed Air Shares including, without limiting the generality of the foregoing, the risk of losing all or any part of Etablissements P. Delamare's investment in the Sealed Air Shares and the inability of selling or otherwise transferring or disposing of the Sealed Air Shares for an indefinite period of time.

     (c) Etablissements P. Delamare has been afforded an opportunity to ask questions about and receive answers in response concerning the business and financial affairs of Sealed Air from representatives of Sealed Air and the opportunity to obtain any additional publicly available information that Etablissements P. Delamare desired with respect to Sealed Air.

2.   Registration of the Sealed Air Shares and Restriction on
     Transfer

     (a)  Registration Pursuant to Rule 415

     As soon as practicable after Etablissements P. Delamare will have received the Sealed Air Shares pursuant to article 4 of the License Agreement and in no event later than 30 days after the date by which Etablissements P. Delamare have supplied Sealed Air with all information and materials with respect to Delsopak and Etablissements P. Delamare required in connection with the filing by Sealed Air of the registration statement referred to in this Section, Sealed Air will file a registration statement pursuant to Rule 415 of the regulations under the U.S. Securities Act of 1933, as amended (the "1933 Act"), relating to the Sealed Air Shares issued on such date and use its reasonable commercial efforts to make such registration statement become effective and qualify the same under the Blue Sky laws of such states of the United States as may be reasonably requested, as promptly as practicable after such filing; provided, however, that Sealed Air shall not be obligated to qualify as a foreign corporation or as a dealer in securities or to execute or file any general consent to service of process under the laws of any such state where it is not so subject. Sealed Air agrees to use its reasonable commercial efforts to keep such registration statement effective until the third anniversary date of the date on which the Sealed Air Share shall have become deliverable to Etablissements P. Delamare pursuant to article 4.2 of the License Agreement. The description of the plan of distribution in each such registration statement shall be in substantially the form delivered to, and approved by, Etablissements P. Delamare prior to such date with such changes therein as may be required by the U.S. Securities and Exchange Commission. Etablissements P. Delamare will not be entitled to any other rights with respect to registration of the Sealed Air Shares. If Etablissements P. Delamare shall have sold all of the Sealed Air Shares covered by the registration statement, it shall promptly notify Sealed Air so that Sealed Air may terminate the effectiveness of such registration statement.

     (b)  Expenses

     Subject to the limitations contained in this Section 2 (b) and except as otherwise specifically provided in this
     Section 2, the entire costs and expenses of the registration and qualification pursuant to Section 2 (a) shall be borne by Sealed Air. Such costs and expenses shall include the fees and expenses of counsel for Sealed Air and of its accountants, all other costs and expenses of Sealed Air incident to the preparation, printing and filing under the 1933 Act of the registration statement and all amendments and supplements thereto, the cost of furnishing copies of each preliminary prospectus, each final prospectus and each amendment or supplement thereto to underwriters, dealers and Etablissements P. Delamare, and the costs and expenses (including fees and disbursements of counsel, and National Association of Securities Dealers, Inc. and listing fees) incurred by Sealed Air in connection with the qualification of the Sealed Air Shares under the Blue Sky laws of various jurisdictions. Notwithstanding the above, Sealed Air shall not be required to pay any underwriting or brokerage discounts, fees or commissions or any fees of counsel for Etablissements P. Delamare in connection with the registration or any sale pursuant to Section 2 (a).
     (c)  Procedures

     In the case of each registration or qualification pursuant to Section 2 (a), Sealed Air will keep Etablissements P. Delamare advised in writing as to the initiation of proceedings for such registration and qualification, of material development with respect to and as to the completion thereof, and will advise Etablissements P. Delamare, upon request, of the progress of such proceedings.

     (d)  Indemnification

     Sealed Air will indemnify and hold harmless Etablissements
     P. Delamare against any losses, claims, damages, or liabilities, joint or several, and expenses (including reasonable costs of investigation) to which Etablissements
     P. Delamare [or any persons controlling Etablissements P. Delamare or any officer and/or director of Etablissements P. Delamare] may be subject, under the 1933 Act or otherwise, insofar as any thereof arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any registration statement under which such shares were registered under the 1933 Act pursuant to
     Section 2 (a), any prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses arise out of or are based upon any untrue statement or omission or alleged omission based upon information, including without limitation any information provided as to Delsopak, furnished to Sealed Air in writing by Etablissements P. Delamare for inclusion in such registration statement (with respect to which information Etablissements P. Delamare shall so indemnify and hold harmless Sealed Air and each person, if any, who controls Sealed Air within the meaning of the 1933 Act). In order to provide for just and equitable contribution in circumstances in which the indemnification provided for above in this
     Section 2 (d) is due in accordance with its terms but is unavailable, Sealed Air or Etablissements P. Delamare as the case may be, shall contribute to the aggregate losses, claims, damages and liabilities incurred (including legal or other expenses reasonably incurred in connection with investigating or defending the same). In determining the amount of contribution to which the respective parties are entitled, there shall be considered the parties' relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, and any other equitable considerations appropriate in the circumstances; provided, however, that no person guilty of fraudulent misrepresentations (within the meaning of paragraph 11 (f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentations.

     (e)  Etablissements P. Delamare's Representation

     Etablissements P. Delamare represents and warrants to Sealed Air that any acquisition of Sealed Air Shares by Etablissements P. Delamare pursuant to the License Agreement will be, at the time of acquisition, for its own account and that Etablissements P. Delamare will hold any Sealed Air Shares received by it pursuant to the License Agreement for its own account and not with a view to any resale or distribution thereof in any manner not in compliance with the 1933 Act and the rules and regulations thereunder. Etablissements P. Delamare agrees with Sealed Air that:

     (i) Etablissements P. Delamare is neither a citizen nor a resident of the United States;

     (ii) Etablissements P. Delamare will not offer to sell, sell or otherwise dispose of any Sealed Air Shares except
	  (x) pursuant to an effective registration statement under the 1933 Act, (y) in compliance with Rule 144 under the 1944 Act, or (z) in a transaction that, in the opinion of counsel reasonably satisfactory to Sealed Air, does not require registration of such Sealed Air Shares under the 1933 Act; and

     (iii) in the event of any disposition not made pursuant to an offering registered under the 1933 Act, Etablissements P. Delamare will indemnify and hold harmless Sealed Air and its officers and directors from and against any and all losses, damages or liabilities for which they, or any one of them, shall be or become liable under the 1933 Act or otherwise as a result of such disposition, and will reimburse each of them for any legal or other expenses incurred by them in connection with defending against any claim or suit for losses, damages or liabilities arising out of or based on any distribution or resale of such Sealed Air Shares, or any part thereof, by Etablissements P. Delamare in violation of the 1933 Act, or in breach of the representations set forth (it being understood that Etablissements P. Delamare shall have the right to participate, at Etablissements
	       P. Delamare's expense, in the defense of any such claim).

     (f)  Legend on Certificates

     (i) The certificates representing Sealed Air Shares (and any certificate representing Sealed Air Common Stock issued in exchange therefore or any certificate representing Sealed Air Shares sold in compliance herewith unless (x) Sealed Air shall have obtained an opinion of counsel satisfactory to it that such legend is not necessary under the 1933 Act or (y) such shares are sold pursuant to an effective registration statement in accordance with Section 2 (a)) will bear a legend in substantially the following form:

	       "The Shares represented by this Certificate have not been registered under the Securities Act of 1933, but have been issued or transferred to the registered owner pursuant to an exemption from registration thereunder. No transfer or assignment of any such shares shall be valid or effective, and the issuer of these shares shall not be required to give any effect to any transfer or attempted transfer or assignment of these shares, including, without limitation, a transfer by operation of law, unless (a) the issuer shall have first obtained an opinion of counsel satisfactory to it that the shares may be transferred without registration under such Act, (b) the shares are sold in compliance with Rule 144 under such Act and the issuer has been supplied with documentation indicating compliance with Rule 144, or (c) the shares are registered under such Act."

	  Sealed Air agrees that within twelve (12) business days after receipt of any opinion referred to in the legend described above, it will (A) use its reasonable commercial efforts to cause its transfer agent to issue certificates without such legend, or (B) notify Etablissements P. Delamare supplying such opinion that such opinion is not reasonably satisfactory to Sealed Air. No such legend shall be endorsed on any such certificates which, when issued, are no longer subject to the restrictions described in such legend. Etablissements P. Delamare agrees that Sealed Air may give such stop-transfer orders as may be necessary or desirable to its transfer agent to implement or reflect the provisions of this Section with respect to the Sealed Air Shares.

     (ii) Upon and at any time during the effectiveness of the registration statement referred to in Section 2 (a), Etablissements P. Delamare may deliver the certificates for such Sealed Air Shares covered by the registration statement containing the legend set forth in paragraph
	  (i) of this Section 2 (f), together with a request that new certificates not bearing such legend and representing such Sealed Air Shares be issued to such holder in exchange for such legended certificates. Such request shall set forth Etablissements P. Delamare's understanding and agreement that delivery by Sealed Air of such unlegended certificates shall not release Etablissements P. Delamare from its obligations under this Agreement or any certificate or agreement delivered pursuant hereto or under the 1933 Act. Promptly (and in any event within 12 business days) after receipt of such legended certificates and such request, Sealed Air shall use its reasonable commercial efforts to cause its transfer agent to issue and deliver such new certificates. Etablissements P. Delamare agrees that if, at any time after receiving such unlegended certificates, the registration statement is not effective, Etablissements P. Delamare will thereafter sell such Sealed Air Shares in compliance with Rule 144 under the 1933 Act, and Etablissements P. Delamare will, upon request by Sealed Air, surrender the certificates for the Sealed Air Shares in order that new certificates containing the legend set forth in paragraph (i) of this Section 2 (f) may be issued to Etablissements P. Delamare in exchange therefore.

     (g)  Certain Agreements Relating to the Resale of Sealed Air
	  Shares

     On or before the effective date of the Registration Statement Etablissements P. Delamare shall deposit with a brokerage firm reasonably acceptable to Sealed Air and Delsopak the Sealed Air Shares covered by such registration statement. If, within 30 days after Sealed Air has given notice of the effectiveness of such registration statement to Etablissements P. Delamare, Etablissements P. Delamare cause such brokerage firm to sell any of the Sealed Air Shares covered by such registration statement, then Etablissements P. Delamare shall cause such brokerage firm to deliver to each of them and to Sealed Air a copy of each confirmation of the sale of such Sealed Air Shares. If the net proceeds of the sale of such shares divided by the number of shares sold within such 30-day period exceeds the Average Closing Market Price as set out in article 8.1 of the License Agreement (expressed in U.S. Dollars) at which such Sealed Air Shares were issued, then Etablissements P. Delamare shall cause such brokerage firm to pay such excess amount to Delsopak. If the net proceeds of the sale of such shares divided by the number of shares sold within such 30-day period is less than the Average Closing Market Price as set out in article 8.1 of the License Agreement (expressed in U.S. Dollars) at which such Sealed Air Shares were issued, Sealed Air shall cause Delsopak to pay the amount of such shortfall to Etablissements P. Delamare. Etablissements
     P. Delamare shall advise Sealed Air from time to time of the number of Sealed Air Shares covered by each registration statement that they have sold or otherwise disposed of.


     IN WITNESS WHEREOF,

     the parties have duly executed this agreement pursuant to due authorization on May 9, 1994.


     FOR SEALED AIR                          FOR ETABLISSEMENTS P. DELAMARE